Mail Stop 3561

March 29, 2006

By U.S. Mail and Facsimile

Mr. K. Rupert Murdoch
Director, Chairman and Chief Executive Officer
News Corporation
1211 Avenue of the Americas
New York, New York 10036

      RE: News Corporation
            Form 10-Q for the Quarterly Period Ended September 30, 2005
            File No. 1-32352

Dear Mr. Murdoch:

We have reviewed your response letter dated March 8, 2006 and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended September 30, 2005
Unaudited Consolidated Statements of Operations, page 3
Note 5. Intangible Assets, page 12

1. We have read your response to our prior comment number 12. In this regard, supplementally tell us which Company owned stations are located in markets where the Company operates duopolies and are thus aggregated for purposes of your application of the "Jefferson Pilot Method" to establish the fair value of your FCC licenses. Also, if the hypothetical build-up to a normalized level of operations employed in your discounted cash flow analysis includes circumstances in which any of your stations (i.e., market participant) might reasonably expect to achieve better (or worse) than industry-average due to special factors such as (1) specific attributes of the license or franchise; (2) the territory or market in which it relates; (3) other assets with which it can be used, supplementally tell us, by station, how you reflected the operating statistics and the build-up assumptions of these special factors your analysis in order to properly value your licenses. Specifically, tell us how a station`s position (e.g., first, second, etc.) in its respective market is reflected in your analysis, if applicable.  If a station`s position in its respective market is not a factor in your analysis, please explain why. Further, explain the significance of the numbers under the "DMA" column in Appendix A of your response letter.

2. Supplementally tell us what the residual calculation in Appendix B to your response letter represents and explain how you determined the capitalization rate used in determining the value of the residual. Also, please indicate whether different cap rate assumptions were used in determining the fair values for FCC licenses in different DMAs. If so, please explain how the assumptions for the different DMAs were determined. In addition, supplementally tell us if you performed an analysis, by station, to attempt to directly quantify the goodwill component of the company value to separate the goodwill from the FCC licenses thus giving you a reasonable indication of fair value that would approximate the Jefferson Pilot Method. If so, please provide us with the analysis.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact Katherine Mathis at (202) 551-3383 or me, at (202) 551-3813 if you have questions.

Sincerely,

Linda Cvrkel
Branch Chief

cc: Via Facsimile: (212) 852-7094
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Mr. K. Rupert Murdoch
News Corporation
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